INDOSAT POSTPONED THE ISSUANCE OF THE RUPIAH BOND

 AWAITING FOR A CONDUSIVE MARKET CONDITION

Jakarta, 25 October 2007, PT Indosat Tbk. (“Indosat” or “Company”) today announced that the Company awaits for a conducive market condition to issue the Rupiah bond which was initially planned to be issued in the second half of 2007.

“Indosat continuously monitors the market condition to determine the best time to issue the Rupiah bond in line with the Company’s expectation. To support the company’s expansion plan in 2007, Indosat may use internal and other alternative external financing instruments,” said Johnny Swandi Sjam, President Director PT Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 008 and FlatCall 01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary companies, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3.5 G with HSDPA technology with speed up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.